IMPORTANT STOCKHOLDER UPDATE

Behringer Harvard Opportunity REIT I, Inc.

URGENT PROXY VOTING REQUEST

A few weeks ago we mailed you proxy information to enable you to vote on important proposals that affect Behringer Harvard Opportunity REIT I, Inc. (the "Company") and your investment. This information describes each proposal and asks for your vote on these important issues.

Your vote is important, no matter how large or small your holdings may be.

The Annual Meeting of Stockholders scheduled for June 29, 2006 cannot be held unless stockholders holding at least 50% of our shares either attend the meeting or vote via proxy. If you do not plan to cast your vote at the meeting on June 29, 2006, please indicate your vote on the enclosed proxy card(s). Stockholders who hold more than one account in the Company will receive a separate card for each account and should vote each card.

Voting is quick and easy. Please vote now using one of these options:

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1. Vote by Touch-Tone Phone 1-866-894-0534

Please call the toll-free number printed on your proxy card(s) and follow the recorded instructions. The service is available 7 days a week, 24 hours a day.

2. Vote by Internet

Please visit **www.proxyvoting.com/bhopreit** and follow the online instructions.

3. Vote by Mail

Please mail your **signed** proxy card(s) in the postage-paid envelope.

PLEASE VOTE YOUR PROXY NOW

Please note: Employees of an affiliate of our advisor, Behringer Harvard Opportunity Advisors I LP ("Behringer Harvard Opportunity Advisors"), may be utilized to solicit stockholder votes by telephone on behalf of the Company. The Company may also arrange to have votes recorded by telephone. In the event that you receive a telephone call from a representative, you may be asked to verify the last 4 digits of your Social Security Number or Tax Identification Number for identification verification.

If you have already voted, thank you for your response. If you have any further questions or would like to receive another copy of the proxy statement, please call the Company at 1-866-655-3650. **We appreciate your immediate attention. Thank you.**

Please read the full text of the proxy statement. A brief overview of the proposals to be voted upon is on the reverse side of this page. Your vote is important.

What proposals am I being asked to vote on?

Stockholders are being asked to vote on the following proposals:

1. To elect a Board of Directors
2. To approve amendments our charter.

Has the Board of Directors approved each proposal?

Yes. The Board of Directors has unanimously approved both proposals and recommends that you vote to approve them.

See reverse side of this page for information about the proposals.

1. **TO ELECT A BOARD OF DIRECTORS.**

What role does the Board play?

The purpose of the Board is to ensure that the stockholders' best interests are protected in important policy matters. The Directors are fiduciaries of the stockholders, and are charged with overseeing the Company's operation and approving policy changes. Among other things, the Directors oversee Company investment decisions and management compensation.

What is the affiliation of the Board and Behringer Harvard Holdings?

The Board consists of five individuals. There are two employee Directors and three non-employee "independent" Directors. Non-employee Directors have no affiliation with Behringer Harvard Opportunity Advisors, our advisor, or Behringer Harvard Holdings LLC, an affiliate of our advisor.

Are Board members paid?

Each non-employee Director receives a fee for his or her service on the Board. You can find a description of non-employee director compensation in the proxy statement. We do not pay Directors who are employees of Behringer Harvard Opportunity Advisors or its affiliates any compensation for services rendered as a director.

2. **TO APPROVE AMENDMENTS TO OUR CHARTER.**

How do the proposed amendments to the Company's charter affect the Company and the Stockholders?

Under the proposed amendments, our Board of Directors will no longer have the power to approve, without stockholder approval, certain mergers of the Company with or into a 90% or more owned subsidiary of the Company, certain mergers in which the Company is the successor entity, or transfers of all or substantially all of the Company's assets to a wholly owned subsidiary. The proposed amendments would also clarify that stockholder approval will be required for the Company to effect a reorganization where all or substantially all of the Company's assets are transferred to a successor entity, although no stockholder approval would be required in order for our Board to cause the Company to transfer less than substantially all of the Company's assets to a successor entity.

Why are the amendments to the Company's charter proposed?

As of September 20, 2005, when the SEC declared our Registration Statement on Form S-11 effective, we had received the authorizations necessary to offer and sell our shares of common stock in all U.S. jurisdictions, except for the Commonwealth of Pennsylvania. On April 11, 2006, the Pennsylvania Securities Commission (the "PSC") cleared us to offer and sell our shares of common stock in Pennsylvania contingent upon our undertaking to amend our charter as described above. As a result, stockholder approval of the proposed amendments would enable us to continue selling shares of our common stock to suitable investors in Pennsylvania after the annual stockholders meeting to be held on June 29, 2006.

If the proposal to amend our charter is approved, what will happen?

If this proposal is approved, we will file Articles of Amendment to the charter with the State Department of Assessments and Taxation of Maryland and the Articles of Amendment as described above will be effective upon acceptance by the State Department of Assessments and Taxation of Maryland.

If the proposal to amend our charter is not approved, what will happen?

If this proposal is not approved, we will immediately cease making offers and sales of our securities to Pennsylvania residents. Additionally, we have assured the PSC that, in the event this proposal is not approved, we will offer rescission to all residents of Pennsylvania that have previously purchased our shares. The terms of any such rescission offer would generally require us to repurchase our shares from Pennsylvania residents for cash in an amount equal to the consideration paid for such shares plus interest. Thus, if this proposal is not approved, we may have to return monies to investors who are residents of Pennsylvania. Doing so could have a material adverse effect on our business and financial condition and therefore could reduce the amount of distributions we could make to our remaining stockholders.